Exhibit 99.1

Aeterna Zentaris Inc.

Condensed Interim Consolidated Financial Statements

As of March 31, 2024, and for the three months ended March 31, 2024, and 2023

(In thousands of US dollars)

(Unaudited)

Condensed Interim Consolidated Statements of Financial Position	2
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	4
Condensed Interim Consolidated Statements of Cash Flows	5
Notes to the Condensed Interim Consolidated Financial Statements	6

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Aeterna Zentaris Inc.

Condensed Interim Consolidated Statements of Financial Position

(In thousands of US dollars)

(Unaudited)

	As of March 31, 2024	As of December 31, 2023
	$	$
ASSETS
Current assets
Cash and cash equivalents	29,545	34,016
Trade and other receivables	190	222
Inventory	64	66
Income taxes receivable	118	121
Prepaid expenses and other current assets	1,278	1,942
Total current assets	31,195	36,367

Non-current assets
Restricted cash equivalents	326	332
Property and equipment	271	317
Total non-current assets	597	649
Total assets	31,792	37,016

LIABILITIES
Current liabilities
Payables and accrued liabilities (note 4)	4,315	3,622
Provisions	422	429
Income taxes payable	109	111
Deferred revenues (note 3)	252	218
Lease liabilities	154	160
Total current liabilities	5,252	4,540
Non-current liabilities
Deferred revenues (note 3)	1,471	1,544
Lease liabilities	80	119
Employee future benefits (note 5)	12,019	12,617
Total non-current liabilities	13,570	14,280
Total liabilities	18,822	18,820

Shareholders’ equity
Share capital (note 6)	293,410	293,410
Warrants	5,085	5,085
Contributed surplus	90,718	90,710
Deficit	(375,264)	(369,831)
Accumulated other comprehensive loss	(979)	(1,178)
Total Shareholders’ equity	12,970	18,196
Total liabilities and shareholders’ equity	31,792	37,016

Commitments (note 11)

Subsequent event (note 12)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved by the Board of Directors

/s/ Carolyn Egbert	/s/ Dennis Turpin
Carolyn Egbert, Chair of the Board	Dennis Turpin, Director

2

Aeterna Zentaris Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the three months ended March 31, 2024, and 2023

(In thousands of US dollars)

(Unaudited)

	Share capital	Warrants	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total
	$	$	$	$	$	$
Balance – December 31, 2023	293,410	5,085	90,710	(369,831)	(1,178)	18,196
Net loss	-	-	-	(5,752)	-	(5,752)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	199	199
Actuarial gain on defined benefit plans (note 5)	-	-	-	319	-	319
Comprehensive loss				(5,433)	199	(5,234)
Share-based compensation costs	-	-	8	-	-	8
Balance – March 31, 2024	293,410	5,085	90,718	(375,264)	(979)	12,970

	Share capital	Warrants	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total
	$	$	$	$	$	$
Balance – December 31, 2022	293,410	5,085	90,332	(352,084)	(967)	35,776
Net loss	-	-	-	(4,255)	-	(4,255)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	(168)	(168)
Actuarial loss on defined benefit plans	-	-	-	(162)	-	(162)
Comprehensive income				(4,417)	(168)	(4,585)
Share-based compensation costs	-	-	17	-	-	17
Balance – March 31, 2023	293,410	5,085	90,349	(356,501)	(1,135)	31,208

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Aeterna Zentaris Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three months ended March 31, 2024, and 2023

(In thousands of US dollars, except share and per share data)

(Unaudited)

	Three months ended
	March 31,
	2024	2023
	$	$
Revenues (note 3)	4	2,128

Expenses
Cost of sales	16	17
Research and development	2,584	4,012
Selling, general and administrative (note 10)	3,514	2,306
Total expenses	6,114	6,335

Loss from operations	(6,110)	(4,207)

Gain (loss) due to changes in foreign currency exchange rates	77	(59)
Interest income	285	13
Other finance costs	(4)	(2)
Net finance income (costs)	358	(48)

Loss before income taxes	(5,752)	(4,255)

Income tax recovery	-	-
Net loss	(5,752)	(4,255)

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	199	(168)
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans (note 5)	319	(162)
Comprehensive loss	(5,234)	(4,585)

Basic and diluted loss per share (note 8)	(4.74)	(3.51)

Weighted average number of shares outstanding (basic and diluted)[1]	1,213,969	1,213,969

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

[1]	On May [3], 2024, the Company’s shares were consolidated on a 1-for-4 reverse stock split, which has been reflected retrospectively in the financial statements and further discussed in note 6.

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Aeterna Zentaris Inc.

Condensed Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2024, and 2023

(In thousands of US dollars)

(Unaudited)

	Three months ended
	March 31,
	2024	2023
	$	$
Cash flows from operating activities
Net loss for the period	(5,752)	(4,255)
Items not affecting cash and cash equivalents:
Depreciation and amortization	44	40
Share-based compensation costs	8	17
Employee future benefits	130	135
Net foreign exchange differences	(6)	8
Amortization of deferred revenues	-	(760)
Provisions	-	(8)
Other non-cash items	5	1
Changes in operating assets and liabilities (note 7)	1,281	761
Net cash used in operating activities	(4,290)	(4,061)

Cash flows from financing activities
Payments on lease liabilities	(42)	(38)
Net cash used in financing activities	(42)	(38)

Cash flows from investing activities
Purchase of property and equipment	(5)	(2)
Net cash used in investing activities	(5)	(2)

Effect of exchange rate changes on cash and cash equivalents	(134)	50

Net change in cash and cash equivalents	(4,471)	(4,051)
Cash and cash equivalents – Beginning of period	34,016	50,611
Cash and cash equivalents – End of period	29,545	46,560

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Aeterna Zentaris Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2024, and for the three months ended March 31, 2024, and 2023

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

1. Business overview

Summary of business

Aeterna Zentaris is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen® (macimorelin), is the first and only U.S. Food and Drug Administration (“FDA”) and European Medicines Agency (“EMA”) approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macimorelin is currently marketed under the tradename Ghryvelin™ in the European Economic Area and the United Kingdom through an exclusive licensing agreement with Pharmanovia. The Company’s several other license and commercialization partners are also seeking approval for commercialization of macimorelin in Israel and the Palestinian Authority, the Republic of Korea, Turkey and several non-European Union Balkan countries. The Company is actively pursuing business development opportunities for the commercialization of macimorelin in North America, Asia and the rest of the world.

The Company is also dedicated to the development of therapeutic assets and has taken steps to establish a pre-clinical pipeline to potentially address unmet medical needs across several indications with a focus on rare or orphan indications.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors (the “Board”) on May 14, 2024.

2. Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board.

The unaudited condensed interim consolidated financial statements do not include all the notes normally included in annual consolidated financial statements. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements as of and for the year ended December 31, 2023.

The accounting policies used in these condensed interim consolidated financial statements are consistent with those presented in the Company’s annual consolidated financial statements.

New standards and amendments

Several amendments apply for the first time in 2024, but do not have an impact on the interim condensed consolidated financial statements of the Company. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

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Aeterna Zentaris Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2024, and for the three months ended March 31, 2024, and 2023

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

Critical accounting estimates and judgements

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Judgements, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s condensed interim consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgements in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS applicable to interim financial statements. Critical accounting estimates and assumptions, as well as critical judgements used in applying accounting policies in the preparation of the Company’s condensed interim consolidated financial statements, were the same as those applied to the Company’s annual consolidated financial statements as of and for the year ended December 31, 2023.

3. Revenue

The Company derives revenue from the transfer of goods and services over time and at a point in time in the following categories:

	Three months ended
	March 31,
	2024	2023
	$	$
Royalties	4	18
License fees	-	760
Development services	-	1,339
Supply chain	-	11
	4	2,128

The Company recorded revenue for the transfer of services overtime for the three months ended March 31, 2024, $nil (2023 – $2,110). Revenue recorded at a point in time for the three months ended March 31, 2024, was $4 (2023 – $18).

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Aeterna Zentaris Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2024, and for the three months ended March 31, 2024, and 2023

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

Liabilities related to contracts with customers

The following table provides a summary of deferred revenue balances:

	March 31, 2024
	Current	Non-current	Total
	$	$	$
Pharmanovia	244	1,350	1,594
NK Meditech	8	121	129
	252	1,471	1,723

	December 31, 2023
	Current	Non-current	Total
	$	$	$
Pharmanovia	209	1,420	1,629
NK Meditech	9	124	133
	218	1,544	1,762

4. Payables and accrued liabilities

	Three months ended
	March 31,
	2024	2023
	$	$
Trade accounts payable	2,402	1,866
Accrued research and development costs	438	804
Accrued employee benefits	411	343
Payroll tax and other statutory liabilities	60	78
Other accrued liabilities	1,004	531
	4,315	3,622

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Aeterna Zentaris Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2024, and for the three months ended March 31, 2024, and 2023

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

5. Employee future benefits

The change in the Company’s employee future benefit obligations is summarized as follows:

	Three months ended March 31, 2024			Year ended December 31, 2023
	Pension	Other
	benefit plans	benefit plans	Total	Total
	$	$	$	$
Change in plan liabilities
Balances – Beginning of the year	23,622	98	23,720	21,750
Current service cost (residual value)	32	3	35	120
Interest cost	185	-	185	807
Actuarial loss (gain) arising from changes in financial assumptions	(319)	-	(319)	1,213
Benefits paid	(183)	-	(183)	(815)
Impact of foreign exchange rate changes	(524)	(3)	(527)	645
Balances – End of the period	22,813	98	22,911	23,720
Change in plan assets
Balances – Beginning of the year	11,103	-	11,103	10,591
Interest income from plan assets	88	-	88	396
Employer contributions	9	-	9	36
Employee contributions	3	-	3	13
Benefits paid	(63)	-	(63)	(266)
Remeasurement of plan assets	-	-	-	15
Impact of foreign exchange rate changes	(248)	-	(248)	318
Balances – End of the year	10,892	-	10,892	11,103

Net liability of the unfunded plans	11,184	98	11,282	11,682
Net liability of the funded plans	737	-	737	935
Net amount recognized as Employee future benefits	11,921	98	12,019	12,617

Amounts recognized:
In net loss	126	4	130	520
Actuarial gain (loss) on defined benefit plans in other comprehensive (gain) loss	319	-	319	(1,195)

The calculation of the employee future benefit obligation is sensitive to the discount rate assumption and other assumptions such as the rate of the pension benefit increase. Discount rates were 3.40% as of March 31, 2024 and 3.30% as of December 31, 2023, causing the variances in the actuarial gain on defined benefit plan during the three months ended March 31, 2024.

9

Aeterna Zentaris Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2024, and for the three months ended March 31, 2024, and 2023

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

6. Shareholders’ equity

Share capital

The Company has authorized an unlimited number of common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.

Subsequent to the end of the reporting period of March 31, 2024, on May 1, 2024, the Company’s board of directors approved an amendment to the Company’s articles of incorporation to effect a 1-for-4 reverse stock split (“reverse split”) of the Company’s common shares, deferred share units (DSU), stock options and warrants outstanding as of the effective date. Accordingly, all common shares, DSU, stock options, warrants and per share amounts in these interim condensed consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the reverse stock split. The reverse split was effected in the markets on May 3, 2024.

	Common shares	Amount
	#	$
Balance – December 31, 2023	1,213,969	293,410
	-	-
Balance – March 31, 2024	1,213,969	293,410

Share-based compensation

During the three months ended March 31, 2024, the Company granted nil (2023 – 3,500) stock options and nil (2023 – nil) deferred share units under the Long-Term Incentive Plan. The compensation expense for the three months ended March 31, 2024, was $8 (2023 – $17) recognized over the vesting period. Option activity for the three months ended March 31, 2024, and 2023, was as follows:

	Stock options	Weighted average exercise price
	#	$
Balance – December 31, 2023	13,350	50.04
Forfeited	(167)	42.04
Balance – March 31, 2024	13,183	50.14

	Stock options	Weighted average exercise price
	#	$
Balance – December 31, 2022	10,508	80.20
Granted	3,500	15.00
Balance – March 31, 2023	14,008	63.91

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Aeterna Zentaris Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2024, and for the three months ended March 31, 2024, and 2023

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

7. Supplemental disclosure of cash flow information

	Three months ended
	March 31,
	2024	2023
	$	$
Changes in operating assets and liabilities:
Trade and other receivables	74	203
Inventory	-	5
Prepaid expenses and other current assets	625	626
Payables and accrued liabilities	711	235
Deferred revenues	-	(154)
Provision for restructuring and other costs	-	(9)
Employee future benefits	(129)	(145)
	1,281	761

8. Net loss per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Three months ended
	March 31,
	2024	2023
	$	$
Net loss	(5,752)	(4,255)
Basic and diluted weighted-average shares outstanding	1,213,969	1,213,969

Basic and diluted loss per share	(4.74)	(3.51)

Items excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:
Stock options and DSUs	62,413	38,238
Warrants	114,405	114,405

9. Segment information

The Company operates in a single operating segment, being the biopharmaceutical segment.

10. Related party transactions

During the three months ended March 31, 2024, the Company recorded a termination benefit payment of $324 (€300) within selling, general and administrative expenses.

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Aeterna Zentaris Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2024, and for the three months ended March 31, 2024, and 2023

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

11. Commitments

Significant expenditure contracted for at the end of the reporting period but not recognized as liabilities is as follows:

TOTAL
$
Less than 1 year	4,335
1 - 5 years	75
4,410

In 2021, the Company executed various agreements including in-licensing and similar arrangements with development partners. Such agreements may require the Company to make payments on achievement of stages of development, launch or revenue milestones, although the Company generally has the right to terminate these agreements at no penalty. The Company may have to pay up to $38,756 upon achieving certain sales volumes, regulatory or other milestones related to specific products.

12. Subsequent event

On December 14, 2023, the Company and Ceapro Inc. (“Ceapro”) jointly announced the signing of a definitive agreement to combine their operations in an all-stock merger of equals. Pursuant to the agreement, the transaction will be effected by way of a plan of arrangement under the Canada Business Corporations Act pursuant to which, following the 1-for-4 reverse split on May 3, 2024,   each outstanding Ceapro common share will be exchanged for 0.02360 of an Aeterna common share   with the result that Ceapro will become a wholly-owned subsidiary of Aeterna (the “Transaction”). When completed, the Transaction will be considered a reverse acquisition and the historical financial statements following the business combination will be those of Ceapro. Additionally, as part of the Transaction, Aeterna will issue to its shareholders immediately prior to the closing of the transaction, 0.47698 of a share purchase warrant (“Transaction Warrants”) for each Aeterna common share held as of such date. Holders of Aeterna’s currently outstanding warrants will also be issued transaction warrants in accordance with the anti-dilution provisions of such warrants. Each whole transaction warrant will be exercisable to purchase one common share of Aeterna at a nominal exercise price of $0.01. The transaction also provides the outstanding options to acquire Ceapro common shares to be replaced by options allowing current holders to acquire common shares of Aeterna on similar terms, as adjusted by the exchange ratio in the transaction. Following the closing of the Transaction, the former shareholders of Ceapro will own 50% of Aeterna and the pre-transaction securityholders of Aeterna will own the remaining 50%, assuming the exercise of all Transaction Warrants. The transaction required the approval of shareholders of both Companies and the Alberta court, which were obtained on March 12, 2024, and March 28, 2024 respectively, and is subject to closing conditions customary for transactions of this nature, including applicable stock exchange approvals. It is anticipated that the transaction will close in the second quarter of 2024, subject to the satisfaction of the conditions of the agreement.

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